Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 2, 2010

Relating to Preliminary Prospectus dated July 13, 2010

Registration No. 333-162945

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated July 13, 2010 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-162945) relating to these securities. The Preliminary Prospectus has been updated by Amendment No. 7 to the Registration Statement which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1356857/000119312510172741/ds1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect an increase in the size of the offering by 4,000,000 shares of common stock, a decrease in the over-allotment option by 150,000 shares of common stock, a decrease in the price of our initial public offering to $5.00 per share and certain other changes. In the Preliminary Prospectus, we proposed to offer 6,000,000 shares of our common stock at an estimated price range of between $12.00 and $14.00 per share with an over-allotment option of 900,000 shares of common stock. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Trius Therapeutics, Inc.

Common stock offered by us	10,000,000 shares (excluding the underwriters’ option for a period of 45 days to purchase up to 750,000 additional shares to cover over-allotments, if any)

Initial public offering price to the public	$5.00 per share

Common stock to be outstanding after this offering	23,554,592 shares

Potential purchases by existing stockholders or their affiliates	Entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners, Kleiner, Perkins, Caufield & Byers and David S. Kabakoff, Ph.D., each of which is a current stockholder, have indicated an interest in purchasing an aggregate of 5,285,000 shares of our common stock in this offering, to be allocated among them as set forth under “Principal Stockholders” in this free writing prospectus. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will not receive any underwriting discounts or commissions from any sales of shares to these existing stockholders.

Shares issuable pursuant to convertible notes	Based on the initial public offering price of $5.00 per share and assuming the occurrence of the conversion on August 6, 2010, upon completion of this offering, the secured convertible promissory notes in an aggregate principal amount of $19.2 million issued in November 2009 will convert into 4,643,227 shares of common stock.

Use of proceeds	Based on the initial offering price of $5.00 per share, the net proceeds that we will receive from this offering, after deducting the underwriting discounts and commissions and estimated offering costs payable by us, will be approximately $45.6 million, which is less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $13.00 per share. We intend to use the net proceeds from this offering as follows:

•	Approximately $37.1 million to fund clinical and nonclinical research and development costs for torezolid phosphate for the treatment of ABSSSI and other indications; and

•	The remainder for working capital and other general corporate purposes.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through mid-2012.

In particular, we believe that the approximate $37.1 million of the net proceeds from this offering intended for research and development and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund the continued development of torezolid phosphate through the following events (which represents a change from our disclosure regarding use of proceeds in the Preliminary Prospectus):

•	Receipt of top-line data from our first Phase 3 clinical trial of the oral dosage form of torezolid phosphate for the treatment of ABSSSI;

•	Initiation of our Phase 1 clinical trial for the treatment of CABP, HAP and VAP;

•	Initiation of our preclinical studies for the treatment of osteomyelitis; and

•	Initiation of the clinical safety and special population clinical trials which the FDA has indicated will be necessary for registration of torezolid phosphate.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

We intend to commence a second Phase 3 clinical trial during the first half of 2012 (which represents a change in timing from our disclosure in the Preliminary Prospectus) in which patients will be initiated with IV therapy and subsequently transitioned to oral therapy.

Pro forma as adjusted balance sheet data	Based on the initial offering price of $5.00 per share, as of March 31, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $60.0 million, working capital would have been approximately $59.0 million, total assets would have been approximately $64.4 million and total stockholders’ equity would have been approximately $61.6 million.

Pro forma as adjusted capitalization	Based on the sale of 10,000,000 shares of our common stock at the initial offering price of $5.00 per share, as of March 31, 2010, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $122.6 million and total stockholders’ equity and total capitalization would have been approximately $61.6 million.

Dilution	Based on the initial public offering price of $5.00 per share, as of March 31, 2010, our pro forma as adjusted net tangible book value after this offering would have been $61.6 million, or $2.62 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.44 per share to existing stockholders, and an immediate dilution in pro forma as adjusted net tangible book value of $2.38 per share to investors participating in this offering. Investors purchasing shares of common stock in this offering will have purchased approximately 42.5% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 41.0% of the total consideration paid for our common stock.

If the underwriters’ over-allotment option to purchase additional 750,000 shares is exercised in full, our pro forma as adjusted net tangible book value per share after this offering would be $2.68 per share, the increase in our pro forma net tangible book value per share to existing stockholders would be $1.50 per share and the dilution to new investors participating in this offering would be $2.32 per share. Investors purchasing shares of common stock in this offering will have purchased 10,750,000 shares or approximately 44.2% of the total number of shares of common stock to be outstanding upon completion of this offering.

Registration rights	We revised the first sentence in the first paragraph under the caption entitled “Registration Rights” on page 135 of the Preliminary Prospectus to reflect an updated number of shares of common stock held by holders having registration rights. The revised sentence reads as follows:

Under our amended and restated investor rights agreement, 180 days after the public offering date set forth on the cover page of this prospectus, the holders of 11,263,950 shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file.

Principal Stockholders

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of March 31, 2010 by:

•	Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

The number of shares and percentage of shares beneficially owned before the offering shown in the table are based upon 967,406 shares of common stock outstanding as of March 31, 2010 and also assume the conversion of all outstanding shares of our preferred stock into 7,943,959 shares of common stock. The number of shares and percentage of shares beneficially owned after the offering also gives effect to (1) the conversion of the 2009 notes (including interest thereon) into 4,643,227 shares of common stock, based on an initial public offering price of $5.00 per share and assuming the occurrence of the conversion on August 6, 2010, (2) the issuance by us of 10,000,000 shares of common stock in this offering and (3) the purchase of an aggregate of 5,285,000 shares of our common stock in this offering by entities affiliated with Sofinnova Venture Partners, InterWest Partners, Versant Venture Capital, Prism Venture Partners, Kleiner, Perkins, Caufield & Byers and David S. Kabakoff, Ph.D., each of which is a current stockholder. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on May 30, 2010, which is 60 days after March 31, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Trius Therapeutics, Inc., 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121.

	Number of Shares Beneficially Owned Before Offering	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner			Before Offering	After Offering
5% or greater stockholders:
Sofinnova Venture Partners VII, L.P.(1)	1,892,177	3,615,572	21.2%	15.3%
140 Geary Street, 10th Floor San Francisco, CA 94108
InterWest Partners IX, LP(2).	1,576,814	3,548,643	17.7%	15.1%
2710 Sand Hill Road, Second Floor Menlo Park, CA 94025
Versant Venture Capital III, L.P. and its affiliates(3)	1,576,814	3,235,839	17.7%	13.7%
3000 Sand Hill Road, Building 4, Suite 210 Menlo Park, CA 94025
Prism Venture Partners V, L.P. and its affiliates(4)	1,198,378	2,958,230	13.4%	12.6%
117 Kendrick Street, Suite 200 Needham, MA 02494
Entities affiliated with Kleiner, Perkins, Caufield & Byers(5)	1,061,860	2,392,026	11.9%	10.2%
c/o Kleiner, Perkins, Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025
Directors and named executive officers:
Michael Powell, Ph.D.(6)	1,901,479	3,624,874	21.3%	15.4%
Brian G. Atwood(7)	1,586,116	3,245,141	17.8%	13.8%
Nina Kjellson(8)	1,586,116	3,557,945	17.8%	15.1%
Jeffrey Stein, Ph.D.(9)	418,641	418,641	4.6%	1.8%
John Finn, Ph.D.(10)	304,648	304,648	3.4%	1.3%
John P. Schmid (11)	156,797	156,797	1.8%	* %
Kenneth Bartizal, Ph.D.(12)	122,673	122,673	1.4%	* %
Philippe Prokocimer, M.D.(13)	118,022	118,022	1.3%	* %
David S. Kabakoff, Ph.D.(14)	81,366	111,366	*	* %
Paul Truex(15)	22,673	22,673	*	* %
Karin Eastham(16)	17,441	29,555	*	* %
Theodore R. Schroeder (17)	15,116	15,116	*	* %
Risa Stack, Ph.D.(18)	9,302	9,302	*	* %
All executive officers and directors as a group (13 persons)(19)	6,340,390	11,736,753	66.6%	48.6%

*	Represents beneficial ownership of less than one percent.

(1)	Includes 1,892,177 shares held by Sofinnova Venture Partners VII, L.P. In addition, the number of shares beneficially owned after the offering includes 893,395 shares of common stock issuable upon conversion of a convertible note held by Sofinnova Venture Partners VII, L.P., based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010 and the purchase by Sofinnova Venture Partners VII, L.P. of 830,000 shares in this offering. Dr. Michael Powell, Dr. James I. Healey and Eric Buatois, as managing general partners of Sofinnova Management VII, LLC, the general partner of Sofinnova Venture Partners VII, L.P., share voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.

(2)	Includes 1,576,814 shares held by InterWest Partners IX, LP. In addition, the number of shares beneficially owned after the offering includes 744,496 shares of common stock issuable upon conversion of a convertible note held by InterWest Partners IX, LP, based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010 and the purchase by InterWest Partners IX, L.P. of 1,227,333 shares in this offering. Harvey B. Cash, Bruce A. Cleveland, Christopher B. Erlich, Philip T. Gianos, Linda S. Grais, W. Stephen Holmes, Nina Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky, Douglas A. Pepper, Thomas L. Rosch and Michael B. Sweeney share voting and investment authority over the shares held by InterWest Partners IX, L.P.

(3)	Includes 1,567,556 shares held by Versant Venture Capital III, L.P. In addition, the number of shares beneficially owned by Versant Venture Capital III, L.P. after the offering includes 740,126 shares of common stock issuable upon conversion of a convertible note held by Versant Venture Capital III, L.P., based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010 and the purchase by Versant Venture Capital III, L.P. of 909,160 shares in this offering. Includes 9,258 shares held by Versant Side Fund III, L.P. In addition, the number of shares beneficially owned by Versant Side Fund III, L.P. after the offering includes 4,370 shares of common stock issuable upon conversion of a convertible note held by Versant Side Fund III, L.P., based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010 and the purchase by Versant Side Fund III, L.P. of 5,369 shares in this offering. Brian G. Atwood, Ross A. Jaffe, M.D., Camille D. Samuels, Kevin J. Wasserstein, Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.

(4)	Includes 823,406 shares held by Prism Venture Partners V, L.P. In addition, the number of shares beneficially owned by Prism Venture Partners V, L.P. after the offering includes 388,773 shares of common stock issuable upon conversion of a convertible note held by Prism Venture Partners V, L.P., based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010 and the purchase by Prism Venture Partners V, L.P. of 820,421 shares in this offering. Includes 374,972 shares held by Prism Venture Partners V-A, L.P. In addition, the number of shares beneficially owned by Prism Venture Partners V-A, L.P. after the offering includes 177,044 shares of common stock issuable upon conversion of a convertible note held by Prism Venture Partners V-A, L.P., based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010 and the purchase by Prism Venture Partners V-A, L.P. of 373,614 shares in this offering. James A. Couniham, Brendan O’Leary and Steven J. Benson share voting and investment authority over the shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P.

(5)	Includes 1,055,581 shares held by KPCB Pandemic and Bio Defense Fund, LLC and 6,279 shares held by KPCB PBD Founders Fund, LLC. The managing member of both KPCB Pandemic and Bio Defense Fund, LLC and KPCB PBD Founders Fund, LLC, or the KPCB Funds, is KPCB PBD Associates, LLC. Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB PBD Associates, LLC, or the Managers, exercise shared voting and dispositive control over the shares held by the KPCB Funds. The voting and dispositive control over the shares held by the KPCB Funds is shared by the five individual Managers, none of whom has veto power. Any decision with respect to voting or investment of any shares held by the KPCB Funds requires at least a majority of the five Managers. In addition, the number of shares beneficially owned after the offering includes 498,394 shares of common stock issuable to KPCB Pandemic and Bio Defense Fund, LLC and 2,965 shares of common stock issuable to KPCB Founders Fund, LLC upon conversion of a convertible note held by KPCB Holdings, Inc., as nominee, based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010, and the purchase by KPCB Holdings, Inc., as nominee, of 828,807 shares in this offering, 823,906 shares of which will be beneficially owned by KPCB Pandemic and Bio Defense Fund, LLC and 4,901 shares of which will be beneficially owned by KPCB Founders Fund, LLC. The shares and the convertible note are held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of the individual Managers and other individuals and entities that each exercises its own voting and dispositive control over the shares for its own account. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares.

(6)

Includes the shares of capital stock held by Sofinnova Venture Partners VII, L.P., referred to in footnote (1) above, and 9,302 shares that Dr. Powell has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 1,939 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010. Dr. Powell, Dr. James I. Healy and Eric Buatois as managing general partners of Sofinnova Management VII, LLC, the general partner of Sofinnova Venture Partners VII, L.P., share voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P. Dr. Powell disclaims beneficial ownership of the shares held by Sofinnova Venture Partners VII, L.P., except to the extent of his proportionate pecuniary interest in these shares.

(7)	Includes the shares of capital stock held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. referred to in footnote (3) above and 9,302 shares that Mr. Atwood has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 1,939 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010. Brian G. Atwood, Ross A. Jaffe, M.D., Camille D. Samuels, Kevin J. Wasserstein, Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., except to the extent of his proportionate pecuniary interest in these shares.

(8)	Includes the shares of capital stock held by InterWest Partners IX, LP, referred to in footnote (2) above and 9,302 shares that Ms. Kjellson has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 1,939 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010. Harvey B. Cash, Bruce A. Cleveland, Christopher B. Ehrlich, Philip T. Gianos, Linda S. Grais, W. Stephen Holmes, Ms. Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky, Douglas A. Pepper, Thomas L. Rosch and Michael B. Sweeney share voting and investment authority over the shares held by InterWest Partners IX, LP. Ms. Kjellson disclaims beneficial ownership of the shares held by InterWest Partners IX, LP, except to the extent of her pro rata interest in these shares.

(9)	Includes 269,346 shares that Dr. Stein has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, and 149,295 shares held by the Jeff Stein and Catherine Naughton Revocable Trust. Dr. Stein is a venture partner with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.

(10)	Includes 112,788 shares that Dr. Finn has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 37,744 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010, and 191,860 shares of common stock held by John M. Finn and Deborah Finn, Trustees of the John and Debbie Finn Trust, Declaration of Trust dated February 25, 2009.

(11)	Includes 114,939 shares held by Mr. Schmid, 6,541 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010, and 41,858 shares that Mr. Schmid has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 20,034 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010.

(12)	Includes 99,709 shares held by Dr. Bartizal, 29,083 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010, and 22,964 shares that Dr. Bartizal has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 7,940 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010.

(13)	Includes 81,395 shares held by Dr. Prokocimer, 26,709 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010, and 36,627 shares that Dr. Prokocimer has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 15,146 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010.

(14)	Includes 41,860 shares held by Dr. Kabakoff, 29,651 shares that Dr. Kabakoff has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 14,208 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010, 5,285 shares held by Strategy Advisors, LLC Defined Benefit Plan and 4,570 shares held by the David S. & Susan O. Kabakoff Family Trust. In addition, the number of shares beneficially owned after the offering includes the purchase by the David S. & Susan O. Kabakoff Family Trust of 30,000 shares in this offering. Dr. Kabakoff is an executive in residence with Sofinnova Ventures, but does not exercise voting and investment authority over the shares held by Sofinnova Venture Partners VII, L.P.

(15)	Includes 2,906 shares held by Mr. Truex, 909 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010, and 19,767 shares that Mr. Truex has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 9,472 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010.

(16)

Includes 17,441 shares that Ms. Eastham has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 15,261 unvested shares of which are subject to a right of purchase in our favor as of May 30, 2010. In addition, the number of shares beneficially owned after the offering includes 12,114 shares of common stock issuable upon conversion of a convertible note held by Ms. Eastham, based on an initial public offering price of $5.00 per share and assuming conversion of the note on August 6, 2010.

(17)	Includes 15,116 shares that Mr. Schroeder has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 13,542 unvested shares of which are subject to a right of purchase in our favor as of May 30, 2010.

(18)	Includes 9,302 shares that Dr. Stack has the right to acquire from us within 60 days of March 31, 2010 pursuant to the exercise of stock options, 4,459 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010. Dr. Stack is a partner with Kleiner Perkins Caufield & Byers, but does not share voting and investment authority over the shares held by KPCB Holdings, Inc., as nominee.

(19)	Includes 63,242 unvested shares which are subject to a right of repurchase in our favor as of May 30, 2010, and 602,766 shares subject to options that will be exercisable within 60 days of March 31, 2010 pursuant to the exercise of stock options, 144,314 unvested shares of which are subject to a right of repurchase in our favor as of May 30, 2010.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1356857/000119312510172741/ds1a.htm. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Citigroup Global Markets Inc. by calling toll-free at 1-877-858-5407.